Filed Pursuant to Rule 424(b)(3) and (c)
File Number 333-108247

Prospectus Supplement No. 1
(To Prospectus Dated October 10, 2003)

ADC TELECOMMUNICATIONS, INC.

1.00% Convertible Subordinated Notes Due 2008
Floating Rate Convertible Subordinated Notes Due 2013
Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement relates to the resale by selling securityholders of their convertible notes and the shares of common stock issuable upon the conversion of the convertible notes.

        This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated October 10, 2003 and any other amendments or supplements thereto. The terms of the convertible notes are set forth in the prospectus.

        The table below sets forth additional information concerning beneficial ownership of the convertible notes and supplements and amends the table appearing under the heading "Selling Securityholders" beginning on page 44 of the prospectus. To the extent that a selling security is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling securityholder supersedes the information in the prospectus.

Name	Principal Amount at Maturity of Notes Beneficially Owned Prior to this Offering (In Thousands)(1)	Principal Amount at Maturity of Notes Beneficially Owned that May Be Sold (In Thousands)(1)	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)(2)(3)	Maximum Number of Shares to be Sold Pursuant to this Prospectus(1)(2)(3)
Argent Classic Convertible Arbitrage Fund LP	4,500	4,500	1,121,355	1,121,355
Class C Trading Company, Ltd.	400	400	99,676	99,676
CNH CA Master Account, L.P.	1,000	1,000	249,190	249,190
Drake Offshore Master Fund, Ltd.	3,500	3,500	872,165	872,165
Goldman Sachs & Co.	19,000	19,000	4,734,612	4,734,612
Goldman Sachs International	15,500	15,500	3,862,447	3,862,447
Jefferies & Co. Inc.	200	200	49,838	49,838
U.S. Bancorp Piper Jaffray	200	200	49,838	49,838

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement also covers any additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
We prepared this table based on the information supplied to us on or before December 12, 2003 by the selling securityholders named in this table. Except as otherwise indicated, the number of shares owned represents less than 1% of our outstanding shares as of November 30, 2003. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the named selling securityholder.

(3)
Assumes conversion of all the holder's notes at a conversion price of approximately $4.013 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion of Notes" in the prospectus. As a result, the amount of common stock issuable upon conversion of the convertible notes may increase or decrease in the future.

        Investing in the convertible notes involves risks that are described in the "Risk Factors" section beginning on page 4 of the prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

        The date of this prospectus supplement is December 12, 2003